Filed Pursuant to Rule 253(g)(2)

File No. 024-12228

Supplement No. 2 to Offering Circular dated February 23, 2024

BAKER GLOBAL ASSET MANAGEMENT INC.

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(516) 931-1090; www.benjaminsecurities.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of Baker Global Asset Management Inc., a New York corporation (the “Company”), dated February 23, 2024 (the “Offering Circular”), relating to the Company’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000 shares of its common stock at an offering price of $5.00 per share, for gross proceeds of up to $5,000,000, on a “best efforts” basis (the “Offering”). The Company may hold a series of closings at which the Company receives the funds from the applicable clearing firm and issues the shares to investors. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement should be read in conjunction with the Offering Circular, the Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement and may not be delivered without the Offering Circular and the Prior Supplement.

This Supplement is being filed to include the attached Semi-Annual Report on Form 1-SA for the fiscal semiannual period ended February 29, 2024 filed by the Company with the SEC on May 31, 2024. The exhibits to such Form 1-SA are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is June 5, 2024.

FORM 1-SA

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended February 29, 2024

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

New York	11-2432960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Baker Global” refer to Baker Global Asset Management Inc., a New York corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our most recent Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a holding company that owns all of the issued and outstanding capital stock of Benjamin Securities, Inc., or Benjamin. Benjamin is a boutique investment firm established in 1977 and has been a FINRA licensed broker-dealer since 1979 and a registered investment advisor registered with the SEC since 1987. On May 24, 2022, FINRA granted the application of Benjamin to expand its business to include investment banking services, and the application was confirmed complete by FINRA on October 20, 2022. Our broker-dealer business engages in the purchase and sales of securities for individuals, high net worth individuals and retirement plans with typical investable assets in the range of $100,000 to $5,000,000 in exchange for a commission and our investment advisory business serves the same type of clients for a fee based on a percentage of assets under management. We do not have a minimum account size; rather, we aim to establish long-term relationships with our customers. Our investment strategy is that of the classic value investor, seeking growth and dividends compounding returns for long-term capital appreciation and income. We typically select individual stocks or bonds for our clients based on value, sustainable earnings growth and consistent dividends over time. Investments are diversified across industries and geographical regions and each customer’s portfolio is custom designed based on age, risk tolerance and other personal objectives.

Growth Strategies

Our strategy is to grow our core businesses of asset management and advisory services. We believe that asset management is one of the fastest growing segments of the financial services industry. Not only will we focus on internal growth of our asset management and advisory services business, but we will also consider acquiring other advisory firms that not only fit with our strategy, but present favorable returns on invested capital.

We intend to expand our investment banking services, as well as principal investments and trading. Investment banking represents an opportunity for us as a member of a selling group, as an underwriter, as well as in mergers and acquisitions advisory work.

In addition, we will be looking to expand our geographic reach. We believe there is plenty of growth opportunity by expanding our geographic reach nationally, as well as internationally.

Recent Developments

On November 13, 2023, we conducted an initial closing of this offering, pursuant to which we sold 58,960 shares of our common stock at a price of $5.00 per share, for gross proceeds to our company of $294,800.

Results of Operations

Comparison of Six Months Ended February 29, 2024 and February 28, 2023

The following table sets forth key components of our results of operations during the six months ended February 29, 2024 and February 28, 2023.

Revenue:	For Six Months Ended February 29, 2024 and February 28, 2023
	2024 (unaudited)	2023 (unaudited)
Income from Investment in Benjamin Securities	$625,458	$279,208

Expenses:
Professional fees	22,169	24,700
Other	4,020	1,660
Total expenses	26,189	26,360

Net profit	$599,269	$252,848

For the six months ended February 29, 2024, we generated revenue in the amount of $625,458 and our expenses totaled $26,189, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net profit for the six months ended February 29, 2024 was $599,269.

For the six months ended February 28, 2023, we generated revenue in the amount of $279,208 and our expenses totaled $26,360, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net profit for the six months ended February 28, 2023 was $252,848.

Liquidity and Capital Resources

As of six months ended February 29, 2024, we had cash and cash equivalents in the amount of $118,816. The following table sets forth a summary of our cash flows for the periods presented:

	Six Months Ended
	February 29, 2024	February 28, 2023
Net cash provided by (used in) operating activities	$599,269	$302,848
Net cash provided by (used in) financing activities	5,100	(15,000)
Cash and cash equivalents at beginning of period	56,655	1,362
Cash and cash equivalents at end of period	$118,816	$10,001

Net cash provided by operating activities was $599,269 for the six months ended February 29, 2024, as compared to $302,848 for the six months ended February 28, 2023.

Net cash provided by financing activities was $5,100 for the six months ended February 29, 2024, as compared to $(15,000) net cash provided by investing activities for the six months ended February 28, 2023. The principal use of cash for operating activities was to fund our operating expenses during our development of the Company.

Net cash at the beginning of the period was $56,655 for the six months ended February 29, 2024 and at the end of such period was $56,655, as compared to $1,362 at the beginning of the period for the six months ended February 28, 2023 and $10,001 at the end of such period.

Net cash increased by $62,161 during the six months ended February 29, 2024 as compared to $8,639 for the six months ended February 28, 2023.

Capital Expenditures and Other Obligations

We incurred no capital expenditures during the six months ended February 29, 2024 and February 28, 2023, respectively.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

Effective July 1, 2018, the Company and its Subsidiary, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Corporate Advisory Fees

During the current fiscal year the Subsidiary began offering corporate advisory services, consulting, and investment banking. The firm earns revenues from fees paid by the corporate customers for these services, as well as underwriting fees and selling concessions. The fees is earned when the performance obligations of the engagement are fulfilled by the Subsidiary.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by the Subsidiary when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of February 29, 28, 2024 and 2023.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiary’s unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition. As of February 29, 28, 2024 and 2023, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its Subsidiary satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of February 29, 28, 2024 and 2023 there were no contract liabilities.

Due from Clearing Brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates

Income Taxes

The Company and its Subsidiary are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2023 ,2022, 2021, 2020, remain open to examination by the major taxing jurisdictions to which the entity is subject.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Item 3. Financial Statements

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

TABLE OF CONTENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28,29 2023 AND 2024

	February 29, 2024	August 31, 2023

ASSETS
Current Assets:
Cash	$118,816	$56,655
Total current assets	118,816	56,655

Property and Equipment

Depreciable assets	1 ,251
Accumulated depreciation	(1,251)
Net property and equipment	-	-

Other Assets
Investment in Benjamin Securities Inc.	1,972,188	1,429,980
Total other assets	2,091,004	1,486,635
Total Assets	2,091,004	1,486,635

LIABILTIES AND STOCKHOLDER’S EQUITY

Current liabilities
Accounts payable	107,215	107,215
Loan payable	460,083	460,083
Total Liabilities	567,298	567,298

STOCKHOLDER’S EQUITY:
Capital stock	2,900	2,900
Preferred stock	598,015	598,015
Additional Paid in Capital	70,100
Return of capital	(682,063)	(682,063)
Dividends paid	(157,000)	(92,000)
Accumulated deficit	1,092,485	(160,943)
Net Income	599,269	1,253,428
Total stockholder’s equity	1,523,706	919,337
Total liabilities and stockholder’s equity	$2,091,004	$1,486,635

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022

TO FEBRUARY 28, 2023

	As of February 29, 28
	2024	2023
Revenue:
Income from Investment in Benjamin Securities	$625,458	$279,208

Expenses:
Professional fees	22,169	24,700
Other	4,020	1,660
Total expenses	26,189	26,360
Net profit	$599,269	$252,848

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD OF SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024

	CAPITAL	PREFERRED	CAPITAL	RETURN OF	DIVIDENDS	PREF DIVIDENDS	ACCUMULATED	TOTAL STOCKHOLDER’S
	STOCK	STOCK	ACCOUNT	CAPITAL	PAID	PAID	DEFICIT	EQUITY
STOCKHOLDER’S EQUITY,
AUGUST 31, 2022	$2,900	$598,015		$(682,063)	$(67,000)	$-	$(160,943)	$(309,091)
CAPITAL ADJUSTMENT				-		(15,000)		(15,000)
NET INCOME							252,847	252,847
STOCKHOLDER’S EQUITY,
FEBRUARY 28, 2023	2,900	598,015		(682,063)	(67,000)	(15,000)	91,904	(71,244)
CAPITAL ADJUSTMENT				-	(10,000)			(10,000)
NET INCOME							1,000,581	1,000,581
STOCKHOLDER’S EQUITY,
AUGUST 31, 2023	$2,900	$598,015		$(682,063)	$(77,000)	$(15,000)	$1,092,485	919,337
CAPITAL ADJUSTMENT			70,100	$-	$-	(65,000)		5,100
NET INCOME							599,269	599,269
STOCKHOLDER’S EQUITY,
FEBRUARY 29, 2024	$2,900	$598,015	$70,100	$(682,063)	$(77,000)	$(80,000)	$1,691,754	1,523,706

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD OF SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024

For The Period of September 2023 through February 2024
Net Income	599,269
Accounts Payable	-
Net cash provided by Operating Activities	$599,269

Investing Activities:
Investment in Benjamin Securities	(542,208)
Net cash provided by Investing Activities	(542,208)

Financing Activities:
Additional Paid in Capital	70,100
Dividends Paid	(65,000)
Net cash provided by Financial Activities	5,100
Net cash increase for period	62,161
Cash at beginning of period	56,655
Cash at end of the period	118,816

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD OF SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023

For The Period of September 2022 through February 2023
Net Income	$252,848
Loan Payable	50,000
Net cash provided by Operating Activities	302,848

Investing Activities:
Investment in Benjamin Securities	(279,208)
Net cash used in Investing Activities	(279,208)

Financing Activities:
Return of Capital	-
Dividends Paid	(15,000)
Net cash provided by Financial Activities	(15,000)
Net cash increase for period	8,640
Cash at beginning of period	1,362
Cash at end of the period	10,001

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

1. Organization and Nature of Business

Baker Global Asset Management, Inc. (the “Company”) is a Corporation that was formed in the state of New York and commenced operations on May 12, 2010. The Company wholly-owns Benjamin Securities, Inc. (the “Subsidiary”).

Benjamin Securities, Inc. (the “Subsidiary”), was incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the “clearing brokers”) that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Subsidiary acts as an introducing broker, and its activities consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

2. Significant Accounting Policies (continued)

Revenue recognition

Effective July 1, 2018, the Company and its Subsidiary, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Corporate Advisory Fees

During the current fiscal year the Subsidiary began offering corporate advisory services, consulting, and investment banking. The firm earns revenues from fees paid by the corporate customers for these services, as well as underwriting fees and selling concessions. The fees is earned when the performance obligations of the engagement are fulfilled by the Subsidiary.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by the Subsidiary when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of February 29, 28, 2024 and 2023.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiary’s unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition. As of February 29,28, 2024 and 2023, contract asset balances were $0. Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its Subsidiary satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of February 29, 28, 2024 and 2023 there were no contract liabilities.

3. Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company and its Subsidiary are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2023,2022, 2021, 2020, remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Subsidiary’s customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company and its Subsidiary to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Subsidiary has to purchase or sell the financial instrument underlying the contract at a loss. The Subsidiary does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

7. Concentration of Credit Risk

Cash

The Company and its Subsidiary maintain principally all cash balances in two financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company and its Subsidiary is solely dependent upon daily bank balances and the strength of the financial institution. The Company and its Subsidiary have not incurred any losses on this account. At February 28, 2022 and 2021, the amount in excess of insured limits were $0, respectively.

8. Fixed Assets

Fixed assets were fully depreciated as of February 29, 28 2024 and 2023.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2023 TO FEBRUARY 29, 2024 AND SEPTEMBER 1, 2022 TO

FEBRUARY 28, 2023

9. Note Payable

The Company entered into a note and warrant agreement with a third party (“the Holder”) on July 19, 2019 which was then amended on September 30, 2020. The Holder purchased an unsecured promissory note (the “Note”) issued by the Company in the amount of $370,000, at an interest rate of 10% per annum. In connection with such purchase of the Note, the Holder also received a warrant for the purchase of such number of shares of the Common Stock of the Company, no par value per share that is equal to the quotient of $37,000 divided by divided by the price per share at which securities of the Company are sold in its next planned offering under Reg A of the Act or any other public or private offering of its securities (the “Warrant”). The Note and accrued interest was $410,083 as of February 29,28, 2024 and 2023.

The Company received a loan in the amount of $50,000 on October 31, 2022. This loan remains payable as of February 29, 2024.

10. Subsequent Events

The Company and its Subsidiary have evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the Consolidated financial statements. The evaluation was performed through the date the financial statements were available to be issued.

Item 4. Exhibits

Exhibit No.	Description
2.1	Restated Certificate of Incorporation of Baker Global Asset Management Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
2.2	Bylaws of Baker Global Asset Management Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
4	Form of Subscription Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.1	Agreement of Lease dated July 2013 between Fairfield Office Park at Hauppauge LLC and Benjamin Securities, Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.2	10% Unsecured Promissory Note between Baker Global Asset Management, Inc. and MJC Builders of Knollwood, Inc. dated July 16, 2019, incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 2 to Form 1-A as filed with the SEC on June 7, 2023
6.3	Lease Extension dated November 21, 2019, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.4	Lease Extension dated October 28, 2020, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.5	Amendment of Lease dated October 9, 2023 between Fairfield Office Park at Hauppauge LLC and Benjamin Securities Inc., incorporated by reference to the Company’s Annual Report on Form 1-K as filed with the SEC on February 8, 2024
6.6	Lease Agreement dated April 24, 2023 between One Palafox Place, LLC and Benjamin Securities Inc., incorporated by reference to the Company’s Annual Report on Form 1-K as filed with the SEC on February 8, 2024
6.7	Lease Agreement dated October 30, 2023 between Brigantia LLC and Benjamin Securities Inc., incorporated by reference to the Company’s Annual Report on Form 1-K as filed with the SEC on February 8, 2024
6.8	Placement Agent Agreement dated April 19, 2023 between Baker Global Asset Management, Inc. and Alexander Capital, L.P., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.9	Fully Disclosed Clearing Agreement dated August 20, 2013 between RBC Capital Markets, LLC and Benjamin Securities, Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.10	FINRA Membership Agreement CRD No. 7754 with respect to Benjamin Securities, Inc. dated June 14, 2022, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.11	Amendment to Placement Agent Agreement dated May 18, 2023 between Baker Global Asset Management, Inc. and Alexander Capital, L.P., incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 1 to Form 1-A as filed with the SEC on May 19, 2023
6.12	Form of Lock-Up Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 1 to Form 1-A as filed with the SEC on May 19, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024	BAKER GLOBAL ASSET MANAGEMENT, INC.

/s/ William Thomas Baker
	Name:	William Thomas Baker
	Title:	CEO, President and Chief Compliance Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ William Thomas Baker	CEO, President and Chief Financial Officer	May 31, 2024
William Thomas Baker	(principal executive officer and principal financial and accounting officer)